UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

409321106

(CUSIP Number)

Jeffrey Ferguson The Carlyle Group 1001 Pennsylvania Avenue, NW Suite 220 South Washington, D.C. 20004-2505 (202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 5, dated July 2, 2013 (this “Amendment No. 5”), supplements and amends the Schedule 13D filed on October 12, 2010 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Hampton Roads Bankshares, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 5 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

The response to Item 4 is hereby amended and supplemented by the following:

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On June 28, 2013, Carlyle Financial Services BU, L.P. and Carlyle Harbor entered into a guarantee and pledge agreement (the “Guarantee and Pledge Agreement”) with The Bank of N.T. Butterfield & Son Limited (the “Butterfield”), in connection with a $95.0 million term loan credit facility letter (the “Term Loan”) entered into by CGFSP Margin Loan L.P. (“CGFSP”) and Butterfield.

As security for CGFSP’s obligations under the Term Loan, including the maintenance of certain collateral ratios based on the market values of the pledged shares relative to the amount outstanding on the Term Loan, Carlyle Harbor has pledged 42,398,583 shares of Common Stock of the Issuer (the “Pledged Shares”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Carlyle Harbor unless an event of default under the Term Loan has occurred and is continuing.

The foregoing description of the Guarantee and Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Guarantee and Pledge Agreement, which is filed as Exhibit 9 hereto and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 9	Guarantee and Pledge Agreement, dated as of June 28, 2013, by and among Carlyle Financial Services BU, L.P. and Carlyle Financial Services Harbor, L.P., as pledgors, and The Bank of N.T. Butterfield & Son Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P., its managing member

By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings L.P., its general partner

By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

[Signature Page to Amendment No. 5]